Exhibit 99.1

ATTUNITY ANNOUNCES 2008 ANNUAL GENERAL MEETING

BURLINGTON, MA, November 26, 2008 – Attunity, Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time event capture and data integration software, announced today that its 2008 Annual General Meeting of Shareholders will be held on Wednesday, December 31, 2008 at 10:00 a.m. Israel time, at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel. The record date for the meeting is November 27, 2008.

The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

        The agenda of this announced annual general meeting is as follows:

1.	To elect Ms. Tali Alush-Aben as an outside director;

2.	To re-elect Shimon Alon, Dov Biran, Dan Falk, Aki Ratner and Ron Zuckerman as directors of the Company;

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

4.	To grant stock options to non-employee directors;

5.	To approve an amendment to the Company’s Memorandum of Association and Articles of Association increasing the Company’s authorized share capital from 70,000,000 to 130,000,000 Ordinary Shares;

6.	To approve an agreement with the holders of the Company’s Convertible Promissory Notes due May 2009; and

7.	To review and consider the auditors’ report and the Company’s consolidated financial statements for the year ended December 31, 2007.

Items 1, 2, 3, 4 and 6 require the approval of a simple majority of the shares voted on the matter. Item 5 requires the affirmative vote of not less than 75% of the shares voted on the matter. Item 7 does not require a vote by the shareholders.

About Attunity
Attunity is a leading provider of real-time event capture and data integration software. Using our software solutions, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com

© 2008 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com